FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

SUPPL

Our Ref: S/5411/89 LTO/sl

4th January, 2010

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.


10015071

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

LO Tai On
Director

Enc.
c.c. the Company

dw 1/19

File No. 82-3594

Annex A to Letter to the SEC
Dated 4th January, 2010 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Half Yearly Report and Preliminary Announcement

   Date : 2009/2010

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 31st December, 2009

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 485)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2009

INTERIM RESULTS

The Board of Directors of Starlight International Holdings Limited (the "Company") announces the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2009 as follows:

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2009

	Notes	Six months ended 30 September 2009 HK$'000 (Unaudited)	2008 HK$'000 (Unaudited)
Turnover	3	**389,549**	767,424
Cost of sales		**(317,443)**	(595,380)
Gross profit		**72,106**	172,044
Other income	4	**14,386**	8,113
Distribution costs		**(55,048)**	(97,116)
Administrative expenses		**(55,619)**	(59,979)
Net increase (decrease) in fair value of financial instruments	5	**5,051**	(5,655)
Share of profits of associates		**461**	1,175
Finance costs		**(5,034)**	(10,988)
(Loss) profit before taxation		**(23,697)**	7,594
Taxation	7	**(1,044)**	(724)
Net (loss) profit for the period		**(24,741)**	6,870
Attributable to:			
Owners of the Company		**(17,675)**	10,359
Minority interests		**(7,066)**	(3,489)
Other comprehensive income (loss)			
Exchange difference arising on translation of foreign operations		**3,773**	(4,180)
Total comprehensive (loss) income for the period		**(20,968)**	2,690
Attributable to:			
Owner of the Company		**(14,214)**	6,666
Minority interests		**(6,754)**	(3,976)

* *For identification purpose only*

	Notes	Six months ended 30 September 2009 HK$ (Unaudited)	2008 HK$ (Unaudited)
(Loss) earnings per share			
– Basic	*8*	**(2.25) cents**	1.31 cents
– Diluted	*8*	**N/A**	1.25 cents

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT 30 SEPTEMBER 2009

	Notes	At 30 September 2009 HK$'000 (Unaudited)	At 31 March 2009 HK$'000 (Audited)
Non-current assets			
Investment properties		**91,916**	91,916
Property, plant and equipment	*10*	**258,462**	272,565
Prepaid lease payments		**3,835**	63,676
Product development costs		**87**	260
Goodwill		**26,541**	26,541
Interest in associates		**8,532**	8,071
Available-for-sale investments		**24,052**	24,048
Deferred tax assets		**5,918**	5,918
		419,343	492,995
Current assets			
Inventories		**456,742**	402,471
Debtors, deposits and prepayments	*11*	**334,181**	181,451
Prepaid lease payments		**121**	1,386
Amounts due from associates		**2,989**	2,945
Taxation recoverable		**2,564**	4,919
Investments held for trading		**11,941**	6,955
Financial assets designated at fair value through profit or loss		**564**	798
Bank balances and cash		**132,938**	103,572
		942,040	704,497
Current liabilities			
Creditors and accrued charges	*12*	**314,022**	185,227
Amount due to an associate		**2,809**	2,809
Derivative financial instruments		**532**	50
Taxation payable		**2,114**	1,797
Borrowings – amount due within one year		**363,106**	302,309
Bank overdrafts		**23**	–
		682,606	492,192

	Notes	At 30 September 2009 HK$'000 (Unaudited)	At 31 March 2009 HK$'000 (Audited)
Net current assets		**259,434**	212,305
Total assets less current liabilities		**678,777**	705,300
Non-current liabilities			
Deferred tax liabilities		**5,821**	5,821
Borrowings – amount due over one year		**18,227**	23,782
		24,048	29,603
Net assets		**654,729**	675,697
CAPITAL AND RESERVES			
Share capital	*13*	**314,035**	314,035
Reserves		**336,852**	351,065
Equity attributable to owners of the Company		**650,887**	665,100
Share option reserve of a listed subsidiary		**392**	392
Minority interests		**3,450**	10,205
Total equity		**654,729**	675,697

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2009

	Six months ended 30 September	
	2009	2008
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net Cash used in Operating Activities	**(11,886)**	(56,500)
Net Cash used in Investing Activities	**(9,338)**	(23,309)
Net Cash inflow from Financing Activities	**50,567**	83,797
Net Increase in Cash and Cash Equivalents	**29,343**	3,988
Cash and Cash Equivalents at beginning of period	**103,572**	68,897
Cash and Cash Equivalents at end of period	**132,915**	72,885
Analysis of balances of Cash and Cash equivalents		
Bank balances and cash	**132,938**	72,999
Bank overdrafts	**(23)**	(114)
	132,915	72,885

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2009

1. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial report for the six months ended 30 September 2009 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, "Interim financial reporting".

2. CHANGES IN ACCOUNTING POLICIES

The following new/revised and amendments to standards are relevant to the Group and are mandatory for the financial year beginning on or after 1 January 2009:

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Amendment)	Borrowing Costs
HKFRS 7 (Amendment)	Improving Disclosures about Financial Instruments
HKFRS 8	Operating Segments

The adoption of the above amendments to existing standards did not have significant impact to the Group's financial position and has not led to any changes in the Group's accounting policies.

The following new standards, amendments to standards and interpretations are mandatory for the financial year beginning on or after 1 January 2009, but are not currently relevant for the Group:

HKAS 32 and HKAS 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement – Embedded Derivatives
HKFRS 1 and HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKFRS 2 (Amendment)	Share-based Payment–Vesting Conditions and Cancellations
HK(IFRIC) – Int 9 and HKAS 39 (Amendments)	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 13	Customer Loyalty Programmes
HK(IFRIC) – Int 15	Agreements for the Construction of Real Estate
HK(IFRIC) – Int 16	Hedges of a Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement – Eligible Hedged Item
HKFRS 2 (Amendments)	Share-based Payments – Group Cash-settled Share-based Payment Transactions
HKFRS 3 (Revised) and HKAS 7 (Revised)	Business Combinations and Consolidated and Separate Financial Statements
HK(IFRIC) – Int 17	Distributions of Non-cash Assets to Owners
HK(IFRIC) – Int 18	Transfers of Assets from Customers
Various	HKICPA's improvements to HKFRSs

3. SEGMENT INFORMATION

Business segments

HKFRS 8 Operating Segments requires the disclosure of information about the Group's operating segments. The adoption of this standard did not have any effect on the Group's results of operations or financial position. The Group determines that the operating segments are the same as the business segments previously identified and disclosed in accordance with HKAS 14 Segment Reporting.

The Group is currently organised into two operating divisions – design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

SIX MONTHS ENDED 30 SEPTEMBER 2009

	Design, manufacture and sale of electronic products	**Securities trading**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*
TURNOVER	389,549	–	389,549
SEGMENT RESULTS	(27,338)	5,156	(22,182)
Interest income			639
Unallocated income			2,419
Share of profits of associates			461
Finance costs			(5,034)
Loss before taxation			(23,697)
Taxation			(1,044)
Loss for the period			(24,741)

SIX MONTHS ENDED 30 SEPTEMBER 2008

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Consolidated *HK$'000*
TURNOVER	767,424	–	767,424
SEGMENT RESULTS	22,428	(5,386)	17,042
Interest income			365
Share of profits of associates			1,175
Finance costs			(10,988)
Profit before taxation			7,594
Taxation			(724)
Profit for the period			6,870

4. **OTHER INCOME**

	Six months ended 30 September	
	2009	2008
	HK$'000	*HK$'000*
Other income includes:		
Commission	**343**	1,191
Exchange gain, net	**7,441**	596
Income from investments	**1,113**	1,173
Rental income	**2,419**	2,334
Miscellaneous income	**3,070**	2,819
	14,386	8,113

5. NET INCREASE (DECREASE) IN FAIR VALUE OF FINANCIAL INSTRUMENTS

	Six months ended 30 September	
	2009	2008
	HK$'000	*HK$'000*
Increase in fair value of derivative financial instruments	**675**	417
Increase (decrease) in fair value of financial assets designated at fair value through profit or loss	**374**	(669)
Increase (decrease) in fair value of investments held for trading	**4,002**	(5,403)
	5,051	(5,655)

6. DEPRECIATION AND AMORTISATION

During the period, depreciation and amortisation of approximately HK$24,639,000 (HK$27,267,000 for the six months ended 30 September 2008) was charged to the consolidated financial results in respect of the Group's property, plant and equipment, prepaid lease payments and product development costs.

7. TAXATION

	Six months ended 30 September	
	2009	2008
	HK$'000	*HK$'000*
The charge (credit) comprises:		
Hong Kong Profits Tax	**–**	1,081
Taxation (recovery) in other jurisdictions	**1,044**	(357)
Taxation attributable to the Company and its subsidiaries	**1,044**	724

No provision of Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the period (six months ended 30 September 2008: HK$1,081,000).

Hong Kong Profits Tax is calculated at 16.5% (2008: 16.5%) of the estimated assessable profit for the period.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

8. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share is computed based on the following data:

	Six months ended 30 September	
	2009	2008
Net (loss) profit for the period attributable to owners of the Company for the purpose of basic and diluted (loss) earnings per share	**HK$(17,675,000)**	HK$10,359,000
Weighted average number of shares for the purpose of basic (loss) earnings per share	**785,088,828**	789,241,999
Effect of dilutive potential ordinary shares for the purpose of dilutive (loss) earnings per share – Share option	**N/A**	42,410,925
Weighted average number of ordinary shares for the purpose of dilutive (loss) earnings per share	**N/A**	831,652,924

9. INTERIM DIVIDEND

The directors have resolved not to pay an interim dividend for the year ending 31 March 2010 (Year ended 31 March 2009: nil cent per share).

10. PROPERTY, PLANT AND EQUIPMENT

	Six months ended 30 September	
	2009	2008
	HK$'000	*HK$'000*
Net book value at beginning of year	**272,565**	298,575
Currency realignment	**(149)**	(64)
Additions	**10,452**	22,647
Depreciation	**(24,406)**	(26,401)
	258,462	294,757

11. DEBTORS, DEPOSITS AND PREPAYMENTS

At 30 September 2009, debtors, deposits and prepayments includes trade debtors of HK$228,826,000 (31 March 2009: HK$102,003,000). The Group provides credit periods of up to 90 days, depending on the products sold, to its trade customers. The following is an aged analysis of accounts receivable at the reporting date:

	30 September 2009 (Unaudited)	31 March 2009 (Audited)
	HK$'000	*HK$'000*
0 – 30 days	**183,566**	67,376
31 – 60 days	**22,804**	5,002
61 – 90 days	**2,139**	9,338
Over 90 days	**20,317**	20,287
	228,826	102,003

12. CREDITORS AND ACCRUED CHARGES

At 30 September 2009, creditors and accrued charges includes trade creditors of HK$188,456,000 (31 March 2009: HK$120,323,000). The aged analysis of trade creditors at the balance sheet date is as follows:

	30 September 2009 (Unaudited)	31 March 2009 (Audited)
	HK$'000	*HK$'000*
0 – 30 days	**140,838**	29,264
31 – 60 days	**19,680**	16,914
61 – 90 days	**6,771**	19,641
Over 90 days	**21,167**	54,504
	188,456	120,323

13. SHARE CAPITAL

	Number of shares	**Issued and Fully paid Share capital**
		HK$'000
Balance at 1 April 2009 and 30 September 2009	785,088,828	314,035

14. CAPITAL COMMITMENTS

	30 September 2009 *HK$'000*	31 March 2009 *HK$'000*
Contracted for but not provided in the consolidated financial results in respect of:		
– capital expenditure for acquisition of property, plant and equipment	1,389	3,229

15. CONTINGENT LIABILITIES

There are no significant contingent liabilities as of 30 September 2009 and 31 March 2009.

16. RELATED PARTY TRANSACTIONS

There were no significant related party transactions undertaken by the Group at any time during the six months period.

BUSINESS REVIEW AND GROUP RESULTS

Due to the prolonged global economic recession, high unemployment, and weak consumer spending, the Group has yet to reverse its performance during this interim period. The Group recorded sales of HK$390M (2008: HK$767M) and a net loss attributable to the owners of the Company of HK$18M as compared with a net profit attributable to owners of the Company of HK$10M in 2008.

The Group experienced a 49% reduction in turnover, primarily due to slow sales at the beginning of the fiscal year. Slow sales were influenced by the following multiple factors outside of the Group's control. At the beginning of the year, the U.S. retail trend was cautious as retailers reduced forecasts due to excess inventory in stores and uncertain trends with consumer confidence. As a result, retailers delayed placing orders or cancelled orders entirely. In addition, traditional holidays such as Easter, Mother's Day, and Father's Day did not lift retail spending. To cater for the weak economy spending, retailers also focused on ordering affordable, entry-level products. However, two years prior when the economy was strong, the Group switched its strategy from manufacturing entry-level products to high-end products. This shift in retail buying trend did not follow the Group's strategy to focus on high-end product. The Group was also affected by a shortage of workers in the Pearl Delta area when the Christmas holiday season orders began coming in. The loss in sales, although not significant did contribute to a higher unit cost of manufacturing and a lower gross profit margin during this period.

Gross profit margin dropped from 22% to 19%. Workers wages have stabilized but due to a shortage of labor, we had to increase workers overtime to make up for the shortage. Since the closing of thousands of factories in the southern province of China, many workers returned to their home towns hundred of miles away and did not return to wait for employment. Gross profit margin was also negatively affected as the Group took aggressive action in the beginning of the fiscal year to reduce surplus inventory and reduce the cost of storage and financing.

The Group cut its administrative expenses and finance costs by 7% and 54% respectively. Administrative payroll was cut across the board by 10% – 25%. Finance charges were substantially reduced compared with 2008 as we maintained a low level of borrowing throughout the current period.

The net loss attributable to the owners of the Company of HK$18M was primarily due to the decline in sales and a moderate drop in gross profit margin. Management had anticipated a better result but attributed the current net loss to factors that were outside management control.

PROSPECTS

While certain economic indicators are showing early signs of recovery around the globe, the prediction of ending the current economic recession has been postponed from 2009 to 2010. Management is cautiously optimistic that our sales will improve in 2010. We have positioned the Group to sustain a prolonged recovery by maintaining a low level of bank borrowing, carefully monitored inventory planning, strengthening our sales presence in the US and UK, and a continued action to reduce our overhead structure.

FINANCIAL POSITION

Liquidity and financial resources

On 30 September 2009 the Group had cash, deposits and marketable securities of $145 million (31 March 2009: $111 million). Net bank borrowings was 38% of shareholders' equity (31 March 2009: 33%). Cash was used to primarily finance the increase in inventory and account receivable leading up to the holiday selling season. As management is cautious about the current economic condition, inventory at 30 September 2009 was $143 million less than the same period in 2008. We will monitor our inventory closely in the next half of the fiscal year.

Trade receivable was $229 million at 30 September 2009 (31 March 2009: $102 million). The increase reflects the seasonality of the Group's trade pattern and we expect receivable will be reduced to the March 2009 level at the end of the current fiscal year.

Financing and capital structure

The Group finances its operations from retained earnings and short term bank borrowings. As at 30 September 2009 our banking facilities amounted to HK$1,005 million of which $421 million was utilized (31 March 2009: HK$332 million). All bank borrowings were denominated in Hong Kong dollars or US dollars at prevailing market rate. We plan that our bank borrowings will be further reduced in the next six months as we collect from receivable and sell our inventory.

The Group's transactions were mostly denominated in US dollars and HK dollars. Apart from the exposure to the Chinese RMB, we consider our exposure to exchange risk as minimal.

During a period of economic down turn, management will focus on reducing our borrowings and maintain cash reserve to fund our operation in the next half of this fiscal year.

STAFF

As at 30 September 2009, the Group had a total staff of 2,925 of which 2,762 were employed in the PRC for the Group's manufacturing business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

CORPORATE GOVERNANCE

The Company has met the code provisions of the Code on Corporate Governance Practices ("the Code") as set out in the Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited during the six months ended 30 September 2009 except as below:

1. Pursuant to code provision A.2.1, the roles of chairman and chief executive officer of an issuer should be separated and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing. Mr. Lau Sak Hong, Philip is currently the chairman and managing director of the Company. Having considered the current business operation and the size of the Group, the board of directors of the Company is of the view that Mr. Lau acting as both the chairman and managing director of the Company is acceptable and in the best interest of the Company. The Board will review this situation periodically.

2. The Company was incorporated in Bermuda and enacted by private act, the Starlight International Holdings Limited Company Act, 1989 of Bermuda (the "1989 Act"). Pursuant to section 3(e) of the 1989 Act, director holding office as executive chairman or managing director shall not be subject to retirement by rotation at each annual general meeting as provided in the bye-laws of the Company ("the Bye-laws"). As the Company is bound by the provisions of the 1989 Act, the Bye-laws cannot be amended to fully reflect the requirements of the code provision A.4.2 which stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

   To enhance good corporate governance practices, Mr. Lau Sak Hong, Philip, the chairman and managing director of the Company will voluntarily retire from his directorship at annual general meeting of the Company at least once every three years in order for the Company to comply with the Code, provided that, being eligible for re-election, he may offer himself for re-election at the annual general meeting.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules, as the code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, they all confirmed that they have complied with the Model Code throughout the six months period ended 30 September 2009.

AUDIT COMMITTEE

The Company has established an audit committee comprising Messrs. Hon Sheung Tin Peter, Ho Hau Chong Norman and Chan Chak Chung. Terms of reference of the audit committee have been updated in compliance with the Code. The audit committee together with the management of the Company has reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including review of the interim report for the six months ended 30 September 2009

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2009, there were no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors comprises three executive directors, namely Mr. Lau Sak Hong, Philip, Mr. Lau Sak Kai, Anthony, Mr. Lau Sak Yuk, Andy and a non-executive director namely Mr. Hon Sheung Tin, Peter and three independent non-executive directors namely, Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Chuck Winston Calptor.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 18 December 2009

For Main Board and GEM listed issuers


HKEX

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31 / 12 / 2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Starlight International Holdings Limited

Date Submitted: 04 / 01 / 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 485 Description : Ordinary shares

	No. of ordinary shares	Par value (*HK$*)	Authorised share capital (*HK$*)
Balance at close of preceding month	1,250,000,000	$0.40	$500,000,000
Increase/(decrease)	Nil	Nil	Nil
Balance at close of the month	1,250,000,000	$0.40	$500,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ______________________________

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ______________________________

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$500,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	785,088,828	N/A	N/A	N/A
Increase/ (decrease) during the month	0	N/A	N/A	N/A
Balance at close of the month	785,088,828	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Share option scheme adopted on 12/09/2002						
Ordinary shares						
Exercise price:						
HK$0.89	Nil	Nil	Nil	Nil	Nil	12,000,000
HK$1.45	Nil	Nil	Nil	Nil	Nil	2,000,000
HK$1.66	Nil	Nil	Nil	Nil	Nil	220,000
HK$1.72	Nil	Nil	Nil	Nil	Nil	40,000
HK$1.93	Nil	Nil	Nil	Nil	Nil	3,000,000
(Note 1)						
2. Share option scheme adopted on 15/01/2008						
Ordinary shares						
Exercise price:						
HK$1.042	Nil	Nil	Nil	Nil	Nil	150,000
HK$0.96	Nil	Nil	Nil	Nil	Nil	346,000
HK$0.40	Nil	Nil	Nil	Nil	Nil	500,000
(Note 1)						

3. N/A

(/ /)

shares

(Note 1)

Total A. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency) ____________

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

4. N/A

(/ /)

Stock code (if listed)

Class of shares issuable *(Note 1)*

Subscription price

EGM approval date (if applicable) (dd/mm/yyyy) (/ /)

Total B. (Ordinary shares) N/A

(Preference shares) N/A

(Other class) N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price						

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total C. (Ordinary shares)	N/A	
				(Preference shares)	N/A	
				(Other class)	N/A	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	NIL
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Tai On

Title: Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

Starlight

INTERIM REPORT



STARLITE 升岡國際有限公司

Starlight International Holdings Ltd

(Incorporated in Bermuda with limited liability)

Stock Code: 485



In striving to become a world leader in the consumer electronics arena,
we pledge to serve customers with innovation and quality services,
operate an efficient organization to create value
for all stakeholders and honour our responsibilities
as a good global corporate citizen.



CONTENTS



CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors:

Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-executive Director:

Hon Sheung Tin, Peter

Independent Non-executive Directors:

Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

SECRETARY

Lo Tai On
(appointed on 18 September 2009)

AUDITOR

Deloitte Touche Tohmatsu

AUDIT COMMITTEE

Hon Sheung Tin, Peter
Ho Hau Chong, Norman
Chan Chak Chung

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation
Standard Chartered Bank (Hong Kong) Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited

SOLICITORS

Hon & Company

SHARE REGISTRAR AND TRANSFER OFFICE IN HONG KONG

Tricor Secretaries Limited

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL OFFICE

5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong
Tel: (852) 2554 6303
Fax: (852) 2873 0230
email: starlite@starlight.com.hk
website: www.starlight.com.hk

The Board of Directors of Starlight International Holdings Limited (the "Company") announces the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2009 as follows:

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2009

	Notes	Six months ended 30 September	
		2009	2008
		HK$'000	*HK$'000*
		(Unaudited)	(Unaudited)
Turnover	*3*	**389,549**	767,424
Cost of sales		**(317,443)**	(595,380)
Gross profit		**72,106**	172,044
Other income	*4*	**14,386**	8,113
Distribution costs		**(55,048)**	(97,116)
Administrative expenses		**(55,619)**	(59,979)
Net increase (decrease) in fair value of financial instruments	*5*	**5,051**	(5,655)
Share of profits of associates		**461**	1,175
Finance costs		**(5,034)**	(10,988)
(Loss) profit before taxation		**(23,697)**	7,594
Taxation	*7*	**(1,044)**	(724)
Net (loss) profit for the period		**(24,741)**	6,870
Attributable to:			
Owners of the Company		**(17,675)**	10,359
Minority interests		**(7,066)**	(3,489)
Other comprehensive income (loss)			
Exchange difference arising on translation of foreign operations		**3,773**	(4,180)
Total comprehensive (loss) income for the period		**(20,968)**	2,690
Attributable to:			
Owners of the Company		**(14,214)**	6,666
Minority interests		**(6,754)**	(3,976)
(Loss) earnings per share			
– Basic	*8*	**(2.25) cents**	1.31 cents
– Diluted	*8*	**N/A**	1.25 cents

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT 30 SEPTEMBER 2009

	Notes	At 30 September 2009 HK$'000 (Unaudited)	At 31 March 2009 HK$'000 (Audited)
Non-current assets			
Investment properties		**91,916**	91,916
Property, plant and equipment	10	**258,462**	272,565
Prepaid lease payments		**3,835**	63,676
Product development costs		**87**	260
Goodwill		**26,541**	26,541
Interest in associates		**8,532**	8,071
Available-for-sale investments		**24,052**	24,048
Deferred tax assets		**5,918**	5,918
		419,343	492,995
Current assets			
Inventories		**456,742**	402,471
Debtors, deposits and prepayments	11	**334,181**	181,451
Prepaid lease payments		**121**	1,386
Amounts due from associates		**2,989**	2,945
Taxation recoverable		**2,564**	4,919
Investments held for trading		**11,941**	6,955
Financial assets designated at fair value through profit or loss		**564**	798
Bank balances and cash		**132,938**	103,572
		942,040	704,497
Current liabilities			
Creditors and accrued charges	12	**314,022**	185,227
Amount due to an associate		**2,809**	2,809
Derivative financial instruments		**532**	50
Taxation payable		**2,114**	1,797
Borrowings – amount due within one year		**363,106**	302,309
Bank overdrafts		**23**	–
		682,606	492,192



	Notes	At 30 September 2009 HK$'000 (Unaudited)	At 31 March 2009 HK$'000 (Audited)
Net current assets		**259,434**	212,305
Total assets less current liabilities		**678,777**	705,300
Non-current liabilities			
Deferred tax liabilities		**5,821**	5,821
Borrowings – amount due over one year		**18,227**	23,782
		24,048	29,603
Net assets		**654,729**	675,697
CAPITAL AND RESERVES			
Share capital	13	**314,035**	314,035
Reserves		**336,851**	351,065
Equity attributable to owners of the Company		**650,886**	665,100
Share option reserve of a listed subsidiary		**392**	392
Minority interests		**3,451**	10,205
Total equity		**654,729**	675,697

CONDENSED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2009 (Unaudited)

	Share capital HK$'000	Share premium HK$'000	Merger reserve HK$'000	Goodwill reserve HK$'000	Investment revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Translation reserve HK$'000	Share option reserve HK$'000	Capital redemption reserve HK$'000	Accumulated profits HK$'000	Equity attributable to owners of the Company HK$'000	Share option reserve of a listed subsidiary HK$'000	Minority interests HK$'000	Total HK$'000
The Group														
At 1 April 2008	316,151	109,628	37,138	(3,688)	(82)	2,007	9,579	3,553	53,852	253,601	781,739	253	17,784	799,776
Exchange difference arising on translation of foreign operations	-	-	-	-	-	-	(3,693)	-	-	-	(3,693)	-	(487)	(4,180)
Profits for the period	-	-	-	-	-	-	-	-	-	10,359	10,359	-	(3,489)	6,870
Total comprehensive income for the period	-	-	-	-	-	-	(3,693)	-	-	10,359	6,666	-	(3,976)	2,690
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	282	282
Capital contribution from minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	88	88
Repurchase of shares	(898)	-	-	-	-	-	-	-	898	(709)	(709)	-	-	(709)
At 30 September 2008	315,253	109,628	37,138	(3,688)	(82)	2,007	5,886	3,553	54,750	263,251	787,696	253	14,178	802,127
At 1 April 2009	314,035	109,628	37,138	(3,688)	(82)	2,007	4,327	3,556	55,968	142,211	665,100	392	10,205	675,697
Exchange difference arising on translation of foreign operations	-	-	-	-	-	-	3,461	-	-	-	3,461	-	312	3,773
Loss for the period	-	-	-	-	-	-	-	-	-	(17,675)	(17,675)	-	(7,066)	(24,741)
Total comprehensive income for the period	-	-	-	-	-	-	3,461	-	-	(17,675)	(14,214)	-	(6,754)	(20,968)
At 30 September 2009	314,035	109,628	37,138	(3,688)	(82)	2,007	7,788	3,556	55,968	124,536	650,886	392	3,451	654,729



CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2009

	Six months ended 30 September	
	2009	2008
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net Cash used in Operating Activities	**(11,886)**	(56,500)
Net Cash used in Investing Activities	**(9,338)**	(23,309)
Net Cash inflow from Financing Activities	**50,567**	83,797
Net Increase in Cash and Cash Equivalents	**29,343**	3,988
Cash and Cash Equivalents at beginning of period	**103,572**	68,897
Cash and Cash Equivalents at end of period	**132,915**	72,885
Analysis of balances of Cash and Cash equivalents		
Bank balances and cash	**132,938**	72,999
Bank overdrafts	**(23)**	(114)
	132,915	72,885

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2009

1. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial report for the six months ended 30 September 2009 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, "Interim financial reporting".

2. CHANGES IN ACCOUNTING POLICIES

The following new/revised and amendments to standards are relevant to the Group and are mandatory for the financial year beginning on or after 1 January 2009:

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Amendment)	Borrowing Costs
HKFRS 7 (Amendment)	Improving Disclosures about Financial Instruments
HKFRS 8	Operating Segments

The adoption of the above amendments to existing standards did not have significant impact to the Group's financial position and has not led to any changes in the Group's accounting policies.

The following new standards, amendments to standards and interpretations are mandatory for the financial year beginning on or after 1 January 2009, but are not currently relevant for the Group:

HKAS 32 and HKAS 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement – Embedded Derivatives
HKFRS 1 and HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKFRS 2 (Amendment)	Share-based Payment–Vesting Conditions and Cancellations
HK(IFRIC) – Int 9 and HKAS 39 (Amendments)	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 13	Customer Loyalty Programmes
HK(IFRIC) – Int 15	Agreements for the Construction of Real Estate
HK(IFRIC) – Int 16	Hedges of a Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement – Eligible Hedged Item
HKFRS 2 (Amendments)	Share-based Payments – Group Cash-settled Share-based Payment Transactions
HKFRS 3 (Revised) and HKAS 7 (Revised)	Business Combinations and Consolidated and Separate Financial Statements
HK(IFRIC) – Int 17	Distributions of Non-cash Assets to Owners
HK(IFRIC) – Int 18	Transfers of Assets from Customers
Various	HKICPA's improvements to HKFRSs



3. SEGMENT INFORMATION

Business segments

HKFRS 8 Operating Segments requires the disclosure of information about the Group's operating segments. The adoption of this standard did not have any effect on the Group's results of operations or financial position. The Group determines that the operating segments are the same as the business segments previously identified and disclosed in accordance with HKAS 14 Segment Reporting.

The Group is currently organised into two operating divisions – design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

SIX MONTHS ENDED 30 SEPTEMBER 2009

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Consolidated *HK$'000*
TURNOVER	389,549	–	389,549
SEGMENT RESULTS	(27,338)	5,156	(22,182)
Interest income			639
Unallocated income			2,419
Share of profits of associates			461
Finance costs			(5,034)
Loss before taxation			(23,697)
Taxation			(1,044)
Loss for the period			(24,741)

SIX MONTHS ENDED 30 SEPTEMBER 2008

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Consolidated *HK$'000*
TURNOVER	767,424	–	767,424
SEGMENT RESULTS	22,428	(5,386)	17,042
Interest income			365
Share of profits of associates			1,175
Finance costs			(10,988)
Profit before taxation			7,594
Taxation			(724)
Profit for the period			6,870

4. OTHER INCOME

	Six months ended 30 September	
	2009	2008
	HK$'000	*HK$'000*
Other income includes:		
Commission	**343**	1,191
Exchange gain, net	**7,441**	596
Income from investments	**1,113**	1,173
Rental income	**2,419**	2,334
Miscellaneous income	**3,070**	2,819
	14,386	8,113



5. NET INCREASE (DECREASE) IN FAIR VALUE OF FINANCIAL INSTRUMENTS

	Six months ended 30 September	
	2009	2008
	HK$'000	*HK$'000*
Increase in fair value of derivative financial instruments	**675**	417
Increase (decrease) in fair value of financial assets designated at fair value through profit or loss	**374**	(669)
Increase (decrease) in fair value of investments held for trading	**4,002**	(5,403)
	5,051	(5,655)

6. DEPRECIATION AND AMORTISATION

During the period, depreciation and amortisation of approximately HK$24,639,000 (HK$27,267,000 for the six months ended 30 September 2008) was charged to the consolidated financial results in respect of the Group's property, plant and equipment, prepaid lease payments and product development costs.

7. TAXATION

	Six months ended 30 September	
	2009	2008
	HK$'000	*HK$'000*
The charge (credit) comprises:		
Hong Kong Profits Tax	–	1,081
Taxation (recovery) in other jurisdictions	**1,044**	(357)
Taxation attributable to the Company and its subsidiaries	**1,044**	724

No provision of Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the period (six months ended 30 September 2008: HK$1,081,000).

Hong Kong Profits Tax is calculated at 16.5% (2008: 16.5%) of the estimated assessable profit for the period.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

8. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share is computed based on the following data:

	Six months ended 30 September	
	2009	2008
Net (loss) profit for the period attributable to owners of the Company for the purpose of basic and diluted (loss) earnings per share	**HK$(17,675,000)**	HK$10,359,000
Weighted average number of shares for the purpose of basic (loss) earnings per share	**785,088,828**	789,241,999
Effect of dilutive potential ordinary shares for the purpose of dilutive (loss) earnings per share – Share option	**N/A**	42,410,925
Weighted average number of ordinary shares for the purpose of dilutive (loss) earnings per share	**N/A**	831,652,924

9. INTERIM DIVIDEND

The directors have resolved not to pay an interim dividend for the year ending 31 March 2010 (Year ended 31 March 2009: nil cent per share).

10. PROPERTY, PLANT AND EQUIPMENT

	Six months ended 30 September	
	2009	2008
	HK$'000	*HK$'000*
Net book value at beginning of year	**272,565**	298,575
Currency realignment	**(149)**	(64)
Additions	**10,452**	22,647
Depreciation	**(24,406)**	(26,401)
	258,462	294,757



11. DEBTORS, DEPOSITS AND PREPAYMENTS

At 30 September 2009, debtors, deposits and prepayments includes trade debtors of HK$228,826,000 (31 March 2009: HK$102,003,000). The Group provides credit periods of up to 90 days, depending on the products sold, to its trade customers. The following is an aged analysis of accounts receivable at the reporting date:

	30 September 2009 (Unaudited) ***HK$'000***	31 March 2009 (Audited) *HK$'000*
0 – 30 days	**183,566**	67,376
31 – 60 days	**22,804**	5,002
61 – 90 days	**2,139**	9,338
Over 90 days	**20,317**	20,287
	228,826	102,003

12. CREDITORS AND ACCRUED CHARGES

At 30 September 2009, creditors and accrued charges includes trade creditors of HK$188,456,000 (31 March 2009: HK$120,323,000). The aged analysis of trade creditors at the balance sheet date is as follows:

	30 September 2009 (Unaudited) ***HK$'000***	31 March 2009 (Audited) *HK$'000*
0 – 30 days	**140,838**	29,264
31 – 60 days	**19,680**	16,914
61 – 90 days	**6,771**	19,641
Over 90 days	**21,167**	54,504
	188,456	120,323

13. SHARE CAPITAL

	Number of shares	**Issued and Fully paid Share capital** ***HK$'000***
Balance at 1 April 2009 and 30 September 2009	785,088,828	314,035



14. CAPITAL COMMITMENTS

	30 September 2009 *HK$'000*	31 March 2009 *HK$'000*
Contracted for but not provided in the consolidated financial results in respect of: – capital expenditure for acquisition of property, plant and equipment	**1,389**	3,229

15. CONTINGENT LIABILITIES

There are no significant contingent liabilities as of 30 September 2009 and 31 March 2009.

16. RELATED PARTY TRANSACTIONS

There were no significant related party transactions undertaken by the Group at any time during the six months period.



BUSINESS REVIEW AND GROUP RESULTS

Due to the prolonged global economic recession, high unemployment, and weak consumer spending, the Group has yet to reverse its performance during this interim period. The Group recorded sales of HK$390M (2008: HK$767M) and a net loss attributable to the owners of the Company of HK$18M as compared with a net profit attributable to owners of the Company of HK$10M in 2008.

The Group experienced a 49% reduction in turnover, primarily due to slow sales at the beginning of the fiscal year. Slow sales were influenced by the following multiple factors outside of the Group's control. At the beginning of the year, the U.S. retail trend was cautious as retailers reduced forecasts due to excess inventory in stores and uncertain trends with consumer confidence. As a result, retailers delayed placing orders or cancelled orders entirely. In addition, traditional holidays such as Easter, Mother's Day, and Father's Day did not lift retail spending. To cater for the weak economy spending, retailers also focused on ordering affordable, entry-level products. However, two years prior when the economy was strong, the Group switched its strategy from manufacturing entry-level products to high-end products. This shift in retail buying trend did not follow the Group's strategy to focus on high-end product. The Group was also affected by a shortage of workers in the Pearl Delta area when the Christmas holiday season orders began coming in. The loss in sales, although not significant did contribute to a higher unit cost of manufacturing and a lower gross profit margin during this period.

Gross profit margin dropped from 22% to 19%. Workers wages have stabilized but due to a shortage of labor, we had to increase workers overtime to make up for the shortage. Since the closing of thousands of factories in the southern province of China, many workers returned to their home towns hundred of miles away and did not return to wait for employment. Gross profit margin was also negatively affected as the Group took aggressive action in the beginning of the fiscal year to reduce surplus inventory and reduce the cost of storage and financing.

The Group cut its administrative expenses and finance costs by 7% and 54% respectively. Administrative payroll was cut across the board by 10%-25%. Finance charges were substantially reduced compared with 2008 as we maintained a low level of borrowing throughout the current period.

The net loss attributable to the owners of the Company of HK$18M was primarily due to the decline in sales and a moderate drop in gross profit margin. Management had anticipated a better result but attributed the current net loss to factors that were outside management control.



PROSPECTS

While certain economic indicators are showing early signs of recovery around the globe, the prediction of ending the current economic recession has been postponed from 2009 to 2010. Management is cautiously optimistic that our sales will improve in 2010. We have positioned the Group to sustain a prolonged recovery by maintaining a low level of bank borrowing, carefully monitored inventory planning, strengthening our sales presence in the US and UK, and a continued action to reduce our overhead structure.

FINANCIAL POSITION

Liquidity and financial resources

On 30 September 2009 the Group had cash, deposits and marketable securities of $145 million (31 March 2009: $111 million). Net bank borrowings was 38% of shareholders' equity (31 March 2009: 33%). Cash was used to primarily finance the increase in inventory and account receivable leading up to the holiday selling season. As management is cautious about the current economic condition, inventory at 30 September 2009 was $143 million less than the same period in 2008. We will monitor our inventory closely in the next half of the fiscal year.

Trade receivable was $229 million at 30 September 2009 (31 March 2009: $102 million). The increase reflects the seasonality of the Group's trade pattern and we expect receivable will be reduced to the March 2009 level at the end of the current fiscal year.

Financing and capital structure

The Group finances its operations from retained earnings and short term bank borrowings. As at 30 September 2009 our banking facilities amounted to HK$1,005 million of which $421 million was utilized (31 March 2009: HK$332 million). All bank borrowings were denominated in Hong Kong dollars or US dollars at prevailing market rate. We plan that our bank borrowings will be further reduced in the next six months as we collect from receivable and sell our inventory.

The Group's transactions were mostly denominated in US dollars and HK dollars. Apart from the exposure to the Chinese RMB, we consider our exposure to exchange risk as minimal.

During a period of economic down turn, management will focus on reducing our borrowings and maintain cash reserve to fund our operation in the next half of this fiscal year.



STAFF

As at 30 September 2009, the Group had a total staff of 2,925 of which 2,762 were employed in the PRC for the Group's manufacturing business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 September 2009, the interests and short positions of the directors or chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") to be notified to the Company and the Stock Exchange were as follows:

Name of director	Long position/ short position	Capacity	Number of shares held	Approximate percentage of shareholding
Executive directors:				
Lau Sak Hong, Philip	Long position	Beneficial owner	98,590,529	12.55%
		Interest of controlled corporation *(note a)*	3,165,277	0.40%
		Interest of controlled corporation *(note b)*	10,100,415	1.29%
		Held by trust *(note c)*	169,069,209	21.54%
			280,925,430	35.78%
Lau Sak Kai, Anthony	Long position	Beneficial owner	38,693,836	4.93%
		Interest of controlled corporation *(note a)*	3,165,277	0.40%
		Interest of controlled corporation *(note b)*	10,100,415	1.29%
			51,959,528	6.62%

Name of director	Long position/ short position	Capacity	Number of shares held	Approximate percentage of shareholding
Lau Sak Yuk, Andy	Long position	Beneficial owner	37,507,445	4.78%
		Interest of controlled corporation *(note a)*	3,165,277	0.40%
		Interest of controlled corporation *(note b)*	10,100,415	1.29%
			50,773,137	6.47%
Non-executive director:				
Hon Sheung Tin, Peter	Long position	Beneficial owner	206,769	0.03%
Independent non-executive director:				
Chuck Winston Calptor	Long position	Beneficial owner	770,000	0.10%

Notes:

(a) These shares are held by K.K. Nominees Limited, a company which is wholly and beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau's family").

(b) These shares are held by Wincard Management Services Limited, a company which is wholly and beneficially owned by the Lau's family.

(c) These shares are wholly and beneficially owned directly or indirectly by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associates.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, as at 30 September 2009, none of the directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.



Share options of the Company

The Company has a share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 (the "Old Scheme") for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Old Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultants and shareholders of any member of the Group.

The Old Scheme expired on 11 September 2007 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. The movements of the share options granted to certain employees of the Group pursuant to the Old Scheme were as follows:

		Number of share options		
Date of grant	**Exercise price** *HK$*	**Outstanding as at 1.4.2009**	**Exercised during the period**	**Outstanding as at 30.9.2009**
02.11.2004	0.814	500,000	–	500,000
05.01.2006	0.890	12,000,000	–	12,000,000
13.11.2006	1.450	2,000,000	–	2,000,000
04.01.2007	1.660	220,000	–	220,000
01.02.2007	1.720	40,000	–	40,000
07.03.2007	1.930	3,000,000	–	3,000,000
		17,760,000	–	17,760,000

Notes:

(a) The above options were granted for an exercise period of five years from the date of grant of the options.

(b) No option was granted, exercised, lapsed or cancelled during the period.

A new share option scheme (the "New Scheme") was approved and adopted at the special general meeting of the Company held on 15 January 2008 for a period of 10 years. The primary purpose is to recognise the contribution of participants and to recruit and retain high calibre employees and attract human resources that are valuable to the Group. Eligible participants of the New Scheme included any full time employees (including directors, whether executive or non-executive and whether independent or not), suppliers, consultants, agents and advisors of the Group.

The movements of the share options granted to certain employees of the Group pursuant to the New Scheme were as follows:

Date of grant	Exercise price	Number of shares option outstanding at 1.4.2009	Number of shares option exercised during the period	Number of shares option at 30.9.2009
	HK$			
23.01.2008	1.042	150,000	–	150,000
28.01.2008	0.960	346,000	–	346,000
15.10.2008	0.400	500,000	–	500,000
		996,000	–	996,000

No share options were granted to the directors of the Company pursuant to the New Scheme during the period.

Notes:

(a) The above options were granted for an exercise period of ten years from the date of grant of the options.

(b) No option was granted, exercised, lapsed or cancelled during the period.

Share options of The Singing Machine Company, Inc. ("SMC"), a 52.4% owned subsidiary of the Company

The movements of the share options granted to certain employees of the Group pursuant to the SMC Scheme were as follows:

		Number of share options				
Date of grant	**Exercise price** *US$*	**Outstanding as at 1.4.2009**	**Granted during the period**	**Exercised during the period**	**Forfeited during the period**	**Outstanding as at 30.9.2009**
5 September 2000	2.04	5,550	–	–	–	5,550
31 December 2002	9.00	19,000	–	–	–	19,000
19 December 2003	1.97	13,680	–	–	–	13,680
6 February 2004	1.54	6,500	–	–	–	6,500
26 February 2004	1.36	20,000	–	–	–	20,000
29 March 2004	1.20	20,000	–	–	–	20,000
29 November 2004	0.75	40,000	–	–	–	40,000
1 December 2004	0.77	20,000	–	–	–	20,000
9 May 2005	0.60	112,000	–	–	–	112,000
6 June 2005	0.76	30,000	–	–	–	30,000
31 March 2006	0.32	60,000	–	–	–	60,000
10 April 2006	0.33	186,485	–	–	–	186,485
31 March 2007	0.93	60,000	–	–	–	60,000
31 March 2008	0.45	120,000	–	–	–	120,000
3 October, 2008	0.14	300,000	–	–	–	300,000
31 March 2009	0.11	120,000	–	–	–	120,000
		1,133,215	–	–	–	1,133,215

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than the share options as disclosed above, at no time during the six months ended 30 September 2009 was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.



SUBSTANTIAL SHAREHOLDERS

As at 30 September 2009, the following person, other than the interest disclosed above in respect of the directors, had interest in 5% or more in the shares and underlying shares of the Company have been notified to the Company and recorded in the register of substantial shareholders' interests in shares and short positions required to be kept under Section 336 of Part XV of the SFO:

Name	Capacity	Number of ordinary shares which interested	in % of total issued shares
Lee Yu Chiang	Beneficial owner	42,140,878	5.37%
Deutsche Bank Aktiengesellschaft	Beneficial owner	62,765,994	7.99%

Save as mentioned above and in the section headed "Directors' Interests in Securities", as at 30 September 2009, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in shares of the Company.

CORPORATE GOVERNANCE

The Company has met the code provisions of the Code on Corporate Governance Practices ("the Code") as set out in the Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited during the six months ended 30 September 2009 except as below:

1. Pursuant to code provision A.2.1, the roles of chairman and chief executive officer of an issuer should be separated and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing. Mr. Lau Sak Hong, Philip is currently the chairman and managing director of the Company. Having considered the current business operation and the size of the Group, the board of directors of the Company is of the view that Mr. Lau acting as both the chairman and managing director of the Company is acceptable and in the best interest of the Company. The Board will review this situation periodically.



2. The Company was incorporated in Bermuda and enacted by private act, the Starlight International Holdings Limited Company Act, 1989 of Bermuda (the "1989 Act"). Pursuant to section 3(e) of the 1989 Act, director holding office as executive chairman or managing director shall not be subject to retirement by rotation at each annual general meeting as provided in the bye-laws of the Company ("the Bye-laws"). As the Company is bound by the provisions of the 1989 Act, the Bye-laws cannot be amended to fully reflect the requirements of the code provision A.4.2 which stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

   To enhance good corporate governance practices, Mr. Lau Sak Hong, Philip, the chairman and managing director of the Company will voluntarily retire from his directorship at annual general meeting of the Company at least once every three years in order for the Company to comply with the Code, provided that, being eligible for re-election, he may offer himself for re-election at the annual general meeting.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules, as the code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, they all confirmed that they have complied with the Model Code throughout the six months period ended 30 September 2009.

AUDIT COMMITTEE

The Company has established an audit committee comprising Messrs. Hon Sheung Tin Peter, Ho Hau Chong Norman and Chan Chak Chung. Terms of reference of the audit committee have been updated in compliance with the Code. The audit committee together with the management of the Company has reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including review of the interim report for the six months ended 30 September 2009.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2009, there were no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares.



BOARD OF DIRECTORS

As at the date of this report, the Board of Directors comprises three executive directors, namely Mr. Lau Sak Hong, Philip, Mr. Lau Sak Kai, Anthony, Mr. Lau Sak Yuk, Andy and a non-executive director namely Mr. Hon Sheung Tin, Peter and three independent non-executive directors namely, Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Chuck Winston Calptor.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 18 December 2009

Starlight

中期業績報告

2009/2010



STARLITE

升岡國際有限公司

Starlight International Holdings Ltd.

(於百慕達註冊成立之有限公司)

股份代號:485



我們承諾透過為客戶提供創新優質的產品和服務，
建立高效率的企業架構，
為股東及客戶創造價值，
並且克盡良好世界企業公民的責任，
矢志成為全球領先的消費電子產品商。



目錄



公司資料

董事局

執行董事：

劉錫康
劉錫淇
劉錫澳

非執行董事：

韓相田

獨立非執行董事：

何厚鏘
陳澤仲
卓育賢

秘書

羅泰安（於二零零九年九月十八日獲委任）

核數師

德勤•關黃陳方會計師行

審核委員會

韓相田
何厚鏘
陳澤仲

主要銀行

香港上海滙豐銀行有限公司
渣打銀行（香港）有限公司
恒生銀行有限公司
中國工商銀行（亞洲）有限公司

律師

韓潤燊律師事務所

香港股票過戶登記處

卓佳秘書商務有限公司

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處

香港
香港仔大道232號
城都工業大廈5樓
電話：(852) 2554 6303
傳真：(852) 2873 0230
電子郵件：starlite@starlight.com.hk
網址：www.starlight.com.hk

中期業績

升岡國際有限公司(「本公司」)董事局宣佈本公司及其附屬公司(「本集團」)截至二零零九年九月三十日止六個月之未經審核簡明綜合中期業績如下：

簡明綜合全面收益表

截至二零零九年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零九年 千港元 (未經審核)	 二零零八年 千港元 (未經審核)
營業額	3	**389,549**	767,424
銷售成本		**(317,443)**	(595,380)
毛利		**72,106**	172,044
其他收入	4	**14,386**	8,113
分銷成本		**(55,048)**	(97,116)
行政費用		**(55,619)**	(59,979)
金融工具之公平價值增加(減少)淨額	5	**5,051**	(5,655)
應佔聯營公司溢利		**461**	1,175
融資成本		**(5,034)**	(10,988)
除税前(虧損)溢利		**(23,697)**	7,594
税項	7	**(1,044)**	(724)
本期間淨(虧損)溢利		**(24,741)**	6,870
下列人士應佔：			
本公司擁有人		**(17,675)**	10,359
少數股東權益		**(7,066)**	(3,489)
其他全面收益(虧損)			
換算海外業務產生的滙兑差額		**3,773**	(4,180)
期內全面(虧損)收益總額		**(20,968)**	2,690
下列人士應佔：			
本公司擁有人		**(14,214)**	6,666
少數股東權益		**(6,754)**	(3,976)
每股(虧損)盈利			
一基本	8	**(2.25)港仙**	1.31港仙
一攤薄	8	**不適用**	1.25港仙

簡明綜合財務狀況報表

於二零零九年九月三十日

	附註	於二零零九年九月三十日 千港元 (未經審核)	於二零零九年三月三十一日 千港元 (經審核)
非流動資產			
投資物業		**91,916**	91,916
物業、廠房及設備	*10*	**258,462**	272,565
預付租賃款項		**3,835**	63,676
產品發展成本		**87**	260
商譽		**26,541**	26,541
應佔聯營公司權益		**8,532**	8,071
可供出售之投資		**24,052**	24,048
遞延稅項資產		**5,918**	5,918
		419,343	492,995
流動資產			
存貨		**456,742**	402,471
應收賬項、按金及預付款項	*11*	**334,181**	181,451
預付租賃款項		**121**	1,386
應收聯營公司賬項		**2,989**	2,945
可收回稅款		**2,564**	4,919
持作買賣之投資		**11,941**	6,955
指定為按公平價值計入損益之金融資產		**564**	798
銀行結存及現金		**132,938**	103,572
		942,040	704,497
流動負債			
應付賬款及應計費用	*12*	**314,022**	185,227
應付聯營公司賬項		**2,809**	2,809
衍生金融工具		**532**	50
應付稅項		**2,114**	1,797
於一年內到期之貸款		**363,106**	302,309
銀行透支		**23**	–
		682,606	492,192



	附註	於二零零九年九月三十日 千港元 （未經審核）	於二零零九年三月三十一日 千港元 （經審核）
流動資產淨值		**259,434**	212,305
總資產減流動負債		**678,777**	705,300
非流動負債			
遞延稅項負債		**5,821**	5,821
於一年後到期之貸款		**18,227**	23,782
		24,048	29,603
資產淨值		**654,729**	675,697
股本及儲備			
股本	13	**314,035**	314,035
儲備		**336,851**	351,065
本公司擁有人應佔權益		**650,886**	665,100
上市附屬公司之購股權儲備		**392**	392
少數股東權益		**3,451**	10,205
總權益		**654,729**	675,697

截至二零零九年九月三十日止六個月(未經審核)

	股本 千港元	股份溢價 千港元	合併儲備 千港元	商譽儲備 千港元	投資重估儲備 千港元	其他物業重估儲備 千港元	換算儲備 千港元	購股權儲備 千港元	資本贖回儲備 千港元	累計溢利 千港元	本公司擁有人應佔權益 千港元	上市附屬公司之購股權儲備 千港元	少數股東權益 千港元	總計 千港元
本集團														
於二零零八年四月一日	316,151	109,628	37,138	(3,688)	(82)	2,007	9,579	3,553	53,852	253,601	781,739	253	17,784	799,776
換算海外業務產生之匯兌差異	-	-	-	-	-	-	(3,693)	-	-	-	(3,693)	-	(487)	(4,180)
期間溢利	-	-	-	-	-	-	-	-	-	10,359	10,359	-	(3,489)	6,870
期間全面收益總額	-	-	-	-	-	-	(3,693)	-	-	10,359	6,666	-	(3,976)	2,690
收購附屬公司之額外權益	-	-	-	-	-	-	-	-	-	-	-	-	282	282
附屬公司之少數股東注資	-	-	-	-	-	-	-	-	-	-	-	-	88	88
購回股份	(898)	-	-	-	-	-	-	-	898	(709)	(709)	-	-	(709)
於二零零八年九月三十日	315,253	109,628	37,138	(3,688)	(82)	2,007	5,886	3,553	54,750	263,251	787,696	253	14,178	802,127
於二零零九年四月一日	314,035	109,628	37,138	(3,688)	(82)	2,007	4,327	3,556	55,968	142,211	665,100	392	10,205	675,697
換算海外業務產生之匯兌差異	-	-	-	-	-	-	3,461	-	-	-	3,461	-	312	3,773
期間虧損	-	-	-	-	-	-	-	-	-	(17,675)	(17,675)	-	(7,066)	(24,741)
期間全面收益總額	-	-	-	-	-	-	3,461	-	-	(17,675)	(14,214)	-	(6,754)	(20,968)
於二零零九年九月三十日	314,035	109,628	37,138	(3,688)	(82)	2,007	7,788	3,556	55,968	124,536	650,886	392	3,451	654,729

簡明綜合現金流量表

截至二零零九年九月三十日止六個月

	截至九月三十日止六個月	
	二零零九年	二零零八年
	千港元	*千港元*
	(未經審核)	(未經審核)
營運活動所使用之現金淨額	**(11,886)**	(56,500)
投資活動所使用之現金淨額	**(9,338)**	(23,309)
融資活動之現金流入量淨額	**50,567**	83,797
現金及現金等值之增加淨額	**29,343**	3,988
期初現金及現金等值金額	**103,572**	68,897
期終現金及現金等值金額	**132,915**	72,885
現金及現金等值金額之結餘分析		
銀行結餘及現金	**132,938**	72,999
銀行透支	**(23)**	(114)
	132,915	72,885

截至二零零九年九月三十日止六個月

1. 編製基準

截至二零零九年九月三十日止六個月之未經審核簡明綜合中期財務報告乃按照香港會計準則(「香港會計準則」)第34號「中期財務申報」所編製。

2. 會計政策之變動

下列新訂／經修訂準則及準則之修訂本乃適用於本集團，並必須於二零零九年一月一日或其後開始之財政年度採用：

香港會計準則第1號(經修訂)	財務報告之呈列
香港會計準則第23號(修訂本)	借貸成本
香港財務報告準則第7號(修訂本)	改善有關金融工具之披露資料
香港財務報告準則第8號	經營分部

採用上述現有準則之修訂本並無對本集團之財務狀況造成重大影響，亦無導致本集團之會計政策出現任何變動。

下列新訂準則、準則之修訂本及詮釋必須於二零零九年一月一日或其後開始之財政年度採用，但目前並不適用於本集團：

香港會計準則第32號及香港會計準則第1號(修訂本)	可沽售金融工具及清盤時產生之責任
香港會計準則第39號(修訂本)	金融工具：確認及計量－內含衍生工具
香港財務報告準則第1號及香港會計準則第27號(修訂本)	投資一家附屬公司、共同控制實體或聯營公司之成本
香港財務報告準則第2號(修訂本)	以股份為基礎之付款－歸屬條件及註銷
香港(國際財務報告詮釋委員會)－詮釋第9號及香港會計準則第39號(修訂本)	重估內含衍生工具
香港(國際財務報告詮釋委員會)－詮釋第13號	客戶忠誠計劃
香港(國際財務報告詮釋委員會)－詮釋第15號	房地產建造協議
香港(國際財務報告詮釋委員會)－詮釋第16號	海外業務淨投資對沖
香港會計準則第39號(修訂本)	金融工具：確認及計量－合資格對沖項目
香港財務報告準則第2號(修訂本)	以股份為基礎之付款－集團現金結算以股份為基礎付款之交易
香港財務報告準則第3號(經修訂)及香港會計準則第7號(經修訂)	業務合併以及綜合及獨立財務報表
香港(國際財務報告詮釋委員會)－詮釋第17號	向擁有人分派非現金資產
香港(國際財務報告詮釋委員會)－詮釋第18號	轉讓客戶資產
其他多項準則及詮釋	香港會計師公會對香港財務報告準則作出之增補修訂

3. **分類資料**

業務分部

香港財務報告準則第8號經營分部對有關本集團經營分部之資料披露有所規定。採用此準則並無對本集團之經營業績或財務狀況造成任何影響。本集團確定，經營分部與過往根據香港會計準則第14號分部呈報所確認及披露之業務分部相同。

本集團由兩個分部組成，分別是電子產品設計、製造及銷售及證券買賣。該等分部乃本集團報告其主要分類資料之基準。

主要業務如下：

截至二零零九年九月三十日止六個月

	電子產品設計、製造及銷售 *千港元*	證券買賣 *千港元*	合計 *千港元*
營業額	**389,549**	**–**	**389,549**
分部業績	**(27,338)**	**5,156**	**(22,182)**
利息收入			**639**
未分配收入			**2,419**
應佔聯營公司溢利			**461**
融資成本			**(5,034)**
除税前虧損			**(23,697)**
税項			**(1,044)**
本期間虧損			**(24,741)**

截至二零零八年九月三十日止六個月

	電子產品設計、製造及銷售 千港元	證券買賣 千港元	合計 千港元
營業額	767,424	–	767,424
分部業績	22,428	(5,386)	17,042
利息收入			365
應佔聯營公司溢利			1,175
融資成本			(10,988)
除稅前溢利			7,594
稅項			(724)
本期間溢利			6,870

4. 其他收入

	截至九月三十日止六個月 二零零九年 千港元	二零零八年 千港元
其他收入包括：		
佣金收入	**343**	1,191
匯兑收益淨值	**7,441**	596
投資收入	**1,113**	1,173
租金收入	**2,419**	2,334
雜項收入	**3,070**	2,819
	14,386	8,113

5. 金融工具之公平價值增加(減少)淨額

	截至九月三十日止六個月	
	二零零九年	二零零八年
	千港元	*千港元*
衍生金融工具之公平價值增加	**675**	417
指定為按公平價值計入損益之金融資產之公平價值增加(減少)	**374**	(669)
持有作買賣之投資之公平價值增加(減少)	**4,002**	(5,403)
	5,051	(5,655)

6. 折舊及攤銷

於本期間，本集團就名下物業、廠房及設備、預付租賃款項及產品開發成本於綜合財務報表內扣除約24,639,000港元(截至二零零八年九月三十日止六個月：27,267,000港元)之折舊及攤銷。

7. 稅項

	截至九月三十日止六個月	
	二零零九年	二零零八年
	千港元	*千港元*
稅項支出(退回)包括：		
香港利得稅	**–**	1,081
其他司法區之稅項(退稅)	**1,044**	(357)
本公司及其附屬公司應佔稅項	**1,044**	724

由於本集團於本期間內在香港並無產生任何應課稅溢利，故並無為香港利得稅計提任何撥備(二零零八年九月三十日止六個月：1,081,000港元)。

香港利得稅乃根據本期間之估計應課稅溢利按稅率16.5%(二零零八年：16.5%)計算。

其他司法區之稅項乃按個別司法區之現行稅率計算。



8. 每股(虧損)盈利

每股之基本及攤薄(虧損)盈利乃根據以下資料計算：

	截至九月三十日止六個月	
	二零零九年	二零零八年
本公司擁有人於本期間淨(虧損)溢利及為計算每股基本及攤薄(虧損)盈利	**(17,675,000)港元**	10,359,000港元
為計算每股基本(虧損)盈利之加權平均股份數目	**785,088,828**	789,241,999
為計算每股攤薄(虧損)盈利之購股權相關普通股潛在攤薄影響	**不適用**	42,410,925
為計算每股攤薄(虧損)盈利之加權平均普通股份數目	**不適用**	831,652,924

9. 中期股息

董事議決不派發截至二零一零年三月三十一日止年度之中期股息(截至二零零九年三月三十一日止年度：每股零仙)。

10. 物業、廠房及設備

	截至九月三十日止六個月	
	二零零九年 *千港元*	二零零八年 *千港元*
於年度初期賬面淨值	**272,565**	298,575
匯兑調整	**(149)**	(64)
添置	**10,452**	22,647
折舊	**(24,406)**	(26,401)
	258,462	294,757

11. 應收賬項、按金及預付款項

於二零零九年九月三十日，應收賬項、按金及預付款項中包括貿易賬項228,826,000港元(二零零九年三月三十一日：102,003,000港元)。本集團給予貿易客戶之信貸賬期最長為90日，視乎所出售產品而定。於報告日應收貿易賬款之賬齡分析如下：

	二零零九年九月三十日（未經審核） *千港元*	二零零九年三月三十一日（經審核） *千港元*
0 – 30日	**183,566**	67,376
31 – 60日	**22,804**	5,002
61 – 90日	**2,139**	9,338
超過90日	**20,317**	20,287
	228,826	102,003

12. 應付賬款及應計費用

於二零零九年九月三十日，應付賬項及應計費用包括貿易賬款188,456,000港元(二零零九年三月三十一日：120,323,000港元)。於結算日應付貿易賬款之賬齡分析如下：

	二零零九年九月三十日（未經審核） *千港元*	二零零九年三月三十一日（經審核） *千港元*
0 – 30日	**140,838**	29,264
31 – 60日	**19,680**	16,914
61 – 90日	**6,771**	19,641
超過90日	**21,167**	54,504
	188,456	120,323

13. 股本

	股份數目	**已發行及繳足股本** *千港元*
於二零零九年四月一日結餘及二零零九年九月三十日結餘	785,088,828	314,035



14. 資本承擔

	二零零九年九月三十日	二零零九年三月三十一日
	千港元	*千港元*
有關下列各項之已簽約但未在綜合財務報表內撥備：		
一收購物業、廠房及設備之資本費用	**1,389**	3,229

15. 或然負債

本集團於二零零九年九月三十日及二零零九年三月三十一日，並無任何重大或然負債。

16. 關連人士交易

本集團於本六個月期間內並無進行重要之關連人士交易。

業務回顧及集團業績

由於全球經濟持續衰退，失業高踞不下，以及消費疲弱，故本集團於本中期未能扭轉表現。本集團錄得銷售額390,000,000港元(二零零八年：767,000,000港元)，並錄得本公司擁有人應佔淨虧損18,000,000港元，而二零零八年則錄得本公司擁有人應佔淨溢利10,000,000港元。

本集團營業額錄得49%減幅，主要由於財政年度初的銷售放緩所致。銷售放緩乃由以下本集團控制以外之多重因素所影響。於年初，由於商鋪存貨過剩且消費者信心不明朗，零售商預期前景不佳，美國零售業亦趨向審慎。因此，零售商延遲訂購或完全取消訂單。此外，傳統假日如復活節、母親節及父親節亦未能帶動零售消費。為應付疲弱的經濟消費，零售商亦集中訂購價錢相宜的入門級產品。然而，兩年前經濟強勁，本集團改變策略，由生產入門級產品轉而生產高檔產品。零售商採購趨勢並未跟隨本集團策略改變而專注於高檔產品。聖誕節季節訂單開始時，本集團亦受珠江三角洲地區工人短缺所影響。這對銷售額影響雖不算重大，但已導致期內單位成本增高及毛利率下降。

毛利率由22%下降至19%。工人工資已經漸趨穩定，但因勞工短缺，本集團須增加工人加班工作以彌補短缺。由於中國南方省份有數以千計之工廠倒閉，大量工人回到數百里外之家鄉，而未有回到南方省份待業。本集團於財政年度初採取積極行動以減少過剩存貨及減少儲存及融資成本，因此毛利率亦受負面影響。

本集團將行政費用及財務成本分別減少7%及54%。行政薪酬全線減少10%至25%。由於本集團於本期間將借貸維持於低水平，故此財務費用較二零零八年大幅減少。

本公司擁有人應佔淨虧損18,000,000港元乃主要由於銷售額下滑及毛利率溫和下跌所致。管理層曾預期業績轉好，惟現時淨虧損乃因管理層控制以外之因素所致。



前景

儘管若干經濟指標顯示全球經濟正值復甦初期，惟結束目前經濟衰退預期將由二零零九年延遲至二零一零年。管理層對本集團銷售額將於二零一零年改善抱審慎樂觀態度。本集團將銀行貸款維持於低水平、謹慎監督存貨規劃、鞏固本集團於美國及英國之銷售份額及以一連串措施精簡架構，使其可於漫長復甦期中持續發展。

財務狀況

流動資金及財務資源

於二零零九年九月三十日，本集團之現金、存款及有價證券為**145,000,000**港元（二零零九年三月三十一日：**111,000,000**港元）。銀行借貸淨額為股東權益之**38%**（二零零九年三月三十一日：**33%**）。現金主要用於增加存貨及應收賬款融資以於假期銷售旺季搶佔先機。管理層對目前經濟狀況持審慎態度，於二零零九年九月三十日之存貨為**143,000,000**港元，較二零零八年同期為少。我們將於下半個財政年度密切監管我們之存貨。

於二零零九年九月三十日，應收貿易賬項為**229,000,000**港元（二零零九年三月三十一日：**102,000,000**港元）。此項增加反映本集團貿易模式之季節性，我們預計應收款項將於本財政年度結束時減少至二零零九年三月之水平。

財務及資本架構

本集團以保留溢利及短期銀行借貸作為營運資本。於二零零九年九月三十日，我們之銀行借貸為**1,005,000,000**港元，其中**421,000,000**港元已動用（二零零九年三月三十一日：**332,000,000**港元）。所有銀行借貸以港元或美元之現行市場利率計值。由於收回應收賬款及銷售存貨，我們計劃於未來六個月進一步減少銀行借貸。

本集團絕大部份交易以美元及港元計值。除來自人民幣所面臨之匯兑風險外，我們認為我們面對之匯兑風險甚微。

本期間經濟低迷，管理層將於下半個財政年度專注於減少借貸及保持現金儲備以撥付我們的營運。

員工

於二零零九年九月三十日，本集團擁有員工共**2,925**人，其中**2,762**人受僱於中國，負責本集團之製造生意。

本集團為其員工提供之福利如員工保險、退休計劃、酌情花紅、購股權計劃、在職訓練及訓練資助。

董事之證券權益

截至二零零九年九月三十日，**(a)**根據證券及期貨條例(「證券及期貨條例」)第**XV**部第**7**及**8**分部之規定須知會本公司及聯交所(包括根據證券及期貨條例之定義，他們持有或被視為持有權益或淡倉)；或**(b)**根據證券及期貨條例第**352**條須記錄於本公司根據該條例而設之登記冊；或**(c)**根據聯交所證券上市規則(「上市規則」)之上市公司董事進行證券交易的標準守則(「標準守則」)另行通知本公司及聯交所，本公司各董事或主要行政人員於本公司及聯繫公司(定義見證券及期貨條例第**XV**部)之股份、相關股份及債券中之權益及淡倉如下：

董事姓名	長倉／淡倉	身份	持股數目	持股概約百分比
執行董事：				
劉錫康	長倉	實益擁有人	98,590,529	12.55%
		擁有被控股公司之權益 *(附註a)*	3,165,277	0.40%
		擁有被控股公司之權益 *(附註b)*	10,100,415	1.29%
		信託基金持有*(附註c)*	169,069,209	21.54%
			280,925,430	35.78%
劉錫淇	長倉	實益擁有人	38,693,836	4.93%
		擁有被控股公司之權益 *(附註a)*	3,165,277	0.40%
		擁有被控股公司之權益 *(附註b)*	10,100,415	1.29%
			51,959,528	6.62%

董事姓名	長倉／淡倉	身份	持股數目	持股概約百分比
劉錫澳	長倉	實益擁有人	37,507,445	4.78%
		擁有被控股公司之權益（附註a）	3,165,277	0.40%
		擁有被控股公司之權益（附註b）	10,100,415	1.29%
			50,773,137	6.47%
非執行董事：				
韓相田	長倉	實益擁有人	206,769	0.03%
獨立非執行董事：				
卓育賢	長倉	實益擁有人	770,000	0.10%

附註：

(a) 該等股份乃透過由劉錫康、劉錫淇及劉錫澳（連同其他家族成員簡稱「劉氏家族」）全資實益擁有之公司K.K. Nominees Limited持有。

(b) 該等股份乃透過由劉氏家族全資實益擁有之公司Wincard Management Services Limited持有。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holding Corporation直接或間接全資實益擁有，該全權信託基金之受益人包括劉錫康及其聯繫人士。

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，於二零零九年九月三十日並未有任何董事或主要行政人員於本公司或其聯繫公司（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部規定須知會本公司及聯交所；或須記錄於本公司根據證券及期貨條例第352條須予存置之登記冊或根據標準守則須知會本公司及聯交所之權益。

本公司之購股權

本公司於二零零二年九月十二日舉行之股東特別大會上通過採用為期五年之購股權計劃(「舊計劃」)。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與該舊計劃人士包括員工、非執行董事、商品或服務供應商、顧客、諮詢人或顧問以及集團公司股東。

舊計劃已於二零零七年九月十一日屆滿，其後，再不可根據舊計劃授出購股權。就根據舊計劃已授出之購股權而言，有關條文將仍然有效。根據舊計劃已授予本集團若干僱員之購股權之變動情況如下：

		購股權數目		
授予日期	行使價 *港元*	於二零零九年四月一日尚未行使	於期內行使	於二零零九年九月三十日尚未行使
02.11.2004	0.814	500,000	–	500,000
05.01.2006	0.890	12,000,000	–	12,000,000
13.11.2006	1.450	2,000,000	–	2,000,000
04.01.2007	1.660	220,000	–	220,000
01.02.2007	1.720	40,000	–	40,000
07.03.2007	1.930	3,000,000	–	3,000,000
		17,760,000	–	17,760,000

附註：

(a) 以上購股權由授出日起五年內行使。

(b) 本期間並無購股權獲授出、行使、失效或註消。

本公司於二零零八年一月十五日舉行之股東特別大會上通過採用為期十年之新購股權計劃(「新計劃」)。主要目的在於表揚參與者之貢獻、招攬及挽留優秀僱員及吸引對本集團具有重要價值之人力資源。新計劃之合資格參與者包括本集團之全職僱員(包括董事，不論執行或非執行及不論獨立或非獨立)、供應商、諮詢人、代理及顧問。

根據新計劃已授予本集團若干僱員之購股權變動情況如下：

授予日期	**行使價** *港元*	**於二零零九年四月一日尚未行使之購股權數目**	**於期內行使之購股權數目**	**於二零零九年九月三十日之購股權數目**
23.01.2008	1.042	150,000	–	150,000
28.01.2008	0.960	346,000	–	346,000
15.10.2008	0.400	500,000	–	500,000
		996,000	–	996,000

本期間內，並無根據新計劃授出購股權予本公司董事。

附註：

(a) 以上購股權由授出日起十年內行使。

(b) 本期間並無購股權獲授出、行使、失效或註消。

The Singing Machine Company, Inc.(「SMC」，本公司持有52.4%權益之附屬公司)之購股權

根據SMC計劃已授予本集團若干僱員之購股權之變動載列如下：

		購股權數目				
授出日期	行使價 *美元*	於二零零九年四月一日尚未行使	期內已授出	期內已行使	期內已沒收	於二零零九年九月三十日尚未行使
2000年9月5日	2.04	5,550	–	–	–	5,550
2002年12月31日	9.00	19,000	–	–	–	19,000
2003年12月19日	1.97	13,680	–	–	–	13,680
2004年2月6日	1.54	6,500	–	–	–	6,500
2004年2月26日	1.36	20,000	–	–	–	20,000
2004年3月29日	1.20	20,000	–	–	–	20,000
2004年11月29日	0.75	40,000	–	–	–	40,000
2004年12月1日	0.77	20,000	–	–	–	20,000
2005年5月9日	0.60	112,000	–	–	–	112,000
2005年6月6日	0.76	30,000	–	–	–	30,000
2006年3月31日	0.32	60,000	–	–	–	60,000
2006年4月10日	0.33	186,485	–	–	–	186,485
2007年3月31日	0.93	60,000	–	–	–	60,000
2008年3月31日	0.45	120,000	–	–	–	120,000
2008年10月3日	0.14	300,000	–	–	–	300,000
2009年3月31日	0.11	120,000	–	–	–	120,000
		1,133,215	–	–	–	1,133,215

購買股份或債券之安排

除上文披露之購股權外，本公司或其任何附屬公司於截至二零零九年九月三十日止六個月之期間內概無參與任何安排，使本公司董事能藉此認購本公司或其他任何法人團體之股份或債券而獲得利益。



主要股東

於二零零九年九月三十日，以下人士(除上述披露有關董事所持之權益外)持有本公司股份及相關股份百分之五或以上之股份權益，並已知會本公司及記錄於本公司按證券及期貨條例第XV部第336條規定而設置之主要股東權益及淡倉登記冊內：

姓名	身份	持有普通股份數目	佔已發行股本之百分比
李裕章	實益擁有人	42,140,878	5.37%
德意志銀行	實益擁有人	62,765,994	7.99%

除上述及「董事之證券權益」所述者外，於二零零九年九月三十日，本公司根據《證券及期貨條例》第336條須予備存之登記冊中，並無記錄其他人士在本公司之股份中擁有任何權益或淡倉。

企業管治

截至二零零九年九月三十日止六個月內，本公司一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之企業管治常規守則(「守則」)，惟下列者除外：

1. 根據守則第A.2.1條，主席及行政總裁之職責須獨立分開，且不應由同一名人士出任。主席及行政總裁之職責須分別清楚訂明並以書面形式呈列。劉錫康先生現時出任本公司之主席兼董事總經理。鑒於目前商業運作情況與本集團之規模，本公司董事局相信，由劉先生出任本集團之主席兼董事總經理乃可以接受及符合本公司之最佳利益。董事局將定期檢討此情況。



2. 本公司根據私人法一九八九年百慕達升岡國際有限公司法(「一九八九年法」)於百慕達註冊成立。根據一九八九年法第**3(e)**條,擔任執行主席或董事總經理之董事毋須根據本公司之公司細則(「公司細則」)規定於各股東週年大會上輪值告退。由於本公司受一九八九年法之條文規限,公司細則不得作出修訂以全面遵守守則條文第**A.4.2**條有關各董事(包括特定任期之董事)須最少每三年輪值告退一次之規定。

   為加強良好之企業管治常規,本公司主席兼董事總經理劉錫康先生將自願於本公司股東週年大會上至少每三年輪值告退一次,使本公司遵守守則之規定,惟劉錫康先生符合膺選連任之資格,故可於股東週年大會上參與膺選連任。

董事進行之證券交易

本公司已採納上市規則附錄**10**所載之上市公司董事進行證券交易之標準守則(「標準守則」),規管董事進行之證券交易。經向全體董事作出具體查詢後,彼等確認其於截至二零零九年九月三十日止六個月期間內一直遵守標準守則。

審核委員會

本公司已經成立審核委員會,成員包括韓相田先生、何厚鏘先生及陳澤仲先生。審核委員會之職權範圍已予以更新以符合守則。審核委員會與管理人員已審閱本集團所採納之會計政策及慣例,並就審計、內部監控及財務報告(包括截至二零零九年九月三十日止六個月之中期報告)等事項進行討論。

購買、出售或贖回本公司之上市證券

於截至二零零九年九月三十日止六個月內,本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。



董事局

於本公佈日期，董事局成員包括三名執行董事，分別為劉錫康先生、劉錫淇先生及劉錫澳先生；一名非執行董事韓相田先生及三名獨立非執行董事，分別為何厚鏘先生、陳澤仲先生及卓育賢先生。

承董事局命
劉錫康
主席

香港，二零零九年十二月十八日